Cust Corp.
Statements of Changes in Shareholders' Equity
For the Years Ended to December 31, 2023 and 2022
(Unaudited)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount			
Balance, December 31, 2021	11,100,000	$ 111	$ -	$ (111)	$ -
Stock-based compensation	3,000,000	30	1,199,970	-	1,200,000
Net income (loss)	-	-	-	(1,200,060)	(1,200,060)
Balance, December 31, 2022	14,100,000	141	1,199,970	(1,200,171)	(60)
Issuance of Common Shares	81,513	1	24,807	-	24,808
Net income (loss)	-	-	-	(120)	(120)
Balance, December 31, 2023	14,181,513	$ 142	$ 1,224,777	$ (1,200,291)	$ 24,628